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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                         SCHEDULE  14F-1

                      INFORMATION STATEMENT
                 PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                    AND RULE 14f-1 THEREUNDER


                   COMMODORE MINERALS,  INC.
                 (Exact name of registrant as
              specified in its corporate charter)



                           000-32621
                          -----------
                       Commission File No.



              NEVADA                      98-0336945
              ------                      ----------
     (State of Incorporation)   (IRS Employer Identification No.)



                  1859 Spyglass Place, Suite 414
                  Vancouver, BC Canada  V5Z 4K6
            (Address of principal executive offices)


                        (604) 872-4107
                 (Issuer's telephone number)

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                   COMMODORE MINERALS, INC.

              INFORMATION STATEMENT PURSUANT TO
               SECTION 14(f) OF THE SECURITIES
       EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

This Information Statement is being delivered on or about September 28, 2001 to the holders of shares of common stock, par value $.001 per share (the "Common Stock") of Commodore Minerals, Inc., a Nevada corporation (the "Company") as of September 28, 2001. On September 28, 2001, Grayson Hand ("Seller"), the majority shareholder, executive officer and a director of the Company, entered into a Stock Purchase Agreement (the "Purchase Agreement") with Wei Zhou, an individual resident of Hong Kong ("Mr. Zhou" or "Purchaser"). The Purchase Agreement anticipates that Seller will sell to Purchaser 7.0 million shares of Common Stock representing approximately 51.7% of the Company's outstanding shares of Common Stock. As a condition to the closing under the Purchase Agreement, the Company's current Board of Directors (the "Current Board") will appoint Mr. Zhou and Mr. Hans Schuld as members of the Company's Board of Directors, and then tender their respective resignations from the Board to be effective ten days after the delivery of this Information Statement. Following the effective date of the resignation of the members of the Current Board, Mr. Zhou and Mr. Schuld will become the directors of the Company.

Neither Mr. Zhou nor Mr. Schuld will take office until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU
ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company
--------------------------------

On September 28, 2001, there were 13,544,000 shares of Common
Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.


Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------

The following table sets forth, as of September 28, 2001, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

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                  Name and Address of      Amount and Nature of    Percent of
Title of Class    Beneficial Owner (1)     Beneficial Ownership    Class (2)
--------------    --------------------     --------------------    ----------
Common Stock      Grayson Hand, President        7,000,000            51.7%
                  Chief Executive Officer
                    and Director
                  Suite 414,
                    1859 Spyglass Place
                  Vancouver, BC,
                    Canada V5Z 4K6

Common Stock      Gordon Keevil                      1,000              (3)
                  3790 Southridge Avenue
                  West Vancouver, BC,
                    Canada V7V 3J1

Common Stock      All officers and directors
                    as a Group (2 persons)       7,001,000             51.7%
                                                ==========         =========

--------------------------------
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.
(2)  Based upon 13,544,000 shares issued and outstanding.
(3)  Less than one percent.


Changes in Control
------------------

On September 28, 2001, Purchaser and Seller entered into the Purchase Agreement, pursuant to which Purchaser would acquire 7.0 million shares (approximately 51.7% of the outstanding shares of Common Stock) for an aggregate purchase price of $370,000. The consideration for the acquisition will be paid from the personal funds of the Purchaser. The purchase of the shares of Common Stock is anticipated to be consummated in a private transaction and, upon the consummation of the transaction, Mr. Zhou may be considered to "control" the Company. As a condition to the closing under the Purchase Agreement, the Current Board will appoint Mr. Zhou and Mr. Schuld to the Company's Board of Directors, and then the Current Board and all officers will resign. The appointment of Mr. Zhou and Mr. Schuld and the resignation of the Current Board would be effective on the tenth
(10th) day following the mailing of this Information Statement, or on or about October 8, 2001.


DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings
-----------------

The Company is not aware of any legal proceedings in which Purchaser, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

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Directors and Executive Officers
--------------------------------

The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. Our directors are appointed for one-year terms to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our Board of Directors does not have any standing audit, nominating, compensation or other committees. Our officers are appointed by our Board of Directors and hold office until their death, resignation or removal by our Board of Directors. There are no family relationships among any of the directors and officers.

Name                Age      Position(s)
----                ---      -----------
Wei Zhou (1)         33      Incoming Director
Hans Schuld (2)      53      Incoming Director
Grayson Hand (3)     63      Resigning President, Chief Executive Officer,
                             Secretary and Treasurer, and Director
Gordon Keevil (4)    47      Resigning Director

(1) Mr. Wei Zhou is anticipated to become a director on or about October 8, 2001, following the closing under the Purchase Agreement. Thereafter, we further expect Mr. Zhou to become our Chief Executive Officer where he will be responsible for all day-to-day affairs of the Company. From January 1997 through September 27, 2001, Mr. Zhou served as Managing Director of Tai Pan Trading GmbH, a Frankfurt, Germany-based enterprise that distributed mobile telecommunications equipment worldwide.
(2) Mr. Hans Schuld is anticipated to become a director on or about October 8, 2001, following the closing of the Purchase Agreement. In 1993, Mr. Schuld accepted a position with IBM's European Headquarters serving as Program Manager of RS6000 Supply and Demand Operations for Europe and certain emerging countries in the Middle East and Africa. Mr. Schuld retired from IBM in June 2000.
(3) Mr. Grayson Hand is our current President, Secretary, Treasurer and Chief Executive Officer and is a member of our Board of Directors. From September, 2000 to the date hereof, Mr. Hand has been President and a Director of Commodore Minerals. We appointed him as President and to the board on September 20, 2000. Mr. Hand is expected to resign as a director upon the consummation of the Purchase Agreement, to be effective ten days after the mailing of this Information Statement to our stockholders. From July 1995 through January 1997, Mr. Hand served as President and as a Director of Leigh Resources Corporation (LRC), now known as Upland Resources Corp., a publicly traded company on the Canadian Venture Exchange. During his tenure as President, LRC engaged primarily in mineral exploration. From January 1997 through February 1999, Mr. Hand continued to serve as a director of LRC. From October, 1996, Mr. Hand has served as a Director of Clan Resources Ltd., also a company engaged in mineral exploration and publicly traded on the Canadian Venture Exchange. From 1999 through September 2000, Mr. Hand served as the President and as a Director of Adventure Minerals Inc., a mineral exploration company which is a reporting company under the provisions of the Securities Exchange Act of 1934.

(4) Mr. Gordon A. Keevil is a current Director of Commodore Minerals. Mr. Keevil was appointed a Director of Commodore
    Minerals on December 18, 2000. Mr. Keevil is expected to resign as a Director upon the consummation of the Purchase Agreement, to be effective ten days after the mailing of this Information Statement to our stockholders. From February 1995 through March 1997, Mr. Keevil served as a consultant geologist for Spokane Resources Ltd., a mineral company focusing on exploration for copper, gold and molybdenum. During the same period he was also a consultant geologist for Ivory Oil and Gas, a mineral exploration company specializing in nickel and copper. From October 1997 to March 2000, Mr. Keevil served as a director of Stealth Ventures, a mineral exploration firm on the exploration of palladium. From August 1999 to September 2000 her also served as a director of Adventure Minerals Inc., a reporting company under the Securities Exchange Act of 1934. From March 1997 to the date hereof he has served as a director of Leigh

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    Resources Corporation, now known as Upland Resources Corp, a mineral exploration firm specializing in gold and copper. From
    November 2000 to the present he served as a director of Castle
    Metals Corp, a mineral exploration firm specializing in gold.
    Mr. Keevil graduated from Queen's University in 1975 with a degree in geology. Spokane Resources Ltd., Stealth Ventures,
    Leigh Resources Corporation and Castle Metals Corp are all publicly traded companies.

Certain Relationships and Related Transactions
----------------------------------------------

Other than as set forth below, none of the following parties has, since the Company's date of incorporation, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company:

*     Any of the Company's directors or officers;
*     Any person proposed as a nominee for election as a director;
* Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares of common stock;
*     Any of the Company's promoters;
* Any relative or spouse of any of the foregoing persons who has the same house as such person.

The Company entered into a management agreement with WFC Management Corporation, a company controlled by Mr. Grayson Hand,
the president and a director of the Company.    The Company and
WFC Management Corporation have agreed to the termination of this management agreement as a condition of closing of the Purchase Agreement.

The Company acquired from Mr. Gordon Keevil, one of the Company's directors, the option to earn a 51% interest in the Clisbako mineral claim properties. The option agreement is proposed to be terminated upon appointment of Mr. Zhou and Mr. Schuld as the directors of the Company.


Compliance with Section 16(a) of the Securities Exchange Act of 1934
--------------------------------------------------------------------

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a) during the most recent fiscal year.

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COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

Executive Officers and Directors
--------------------------------

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to the Company's executive officers by any person for all services rendered in all capacities to the Company for the fiscal period ended November 30, 2000:


                 Annual Compensation      	   Long Term Compensation
                 -------------------               ----------------------

                                       Other                            All
                                       Annual                           Other
                                       Com-                             Com-
                                       pen-   Restricted                pen-
                                       sa-    Stock  Options/*  LTIP    sa-
Name        Title    Year Salary Bonus tion   Awarded SARs (#)payouts($)tion
----        -----    ---- ------ ----- ------ ------- ------- --------- ----
Grayson
Hand      President, 2000 $    0     0    0      0       0        0       0
          CEO and
          Director

Other than compensation paid to WFC Management Corporation, the Company currently does not pay, and since its inception in September of 2000 has not paid, any cash salaries, bonuses or other compensation. Since its inception, the Company has not ha d any long term compensation plan, such as option plans, stock awards, stock appreciation rights or long term incentive plans. The Company has never granted any stock options to its executive officers or directors.

Management Agreement

Mr. Grayson Hand, the Company's current president and a director, provides his services to the Company pursuant to a management agreement between the Company and WFC Management Corporation, a company controlled by Mr. Grayson Hand. The Company pays WFC Management Corporation a management fee of $750 per month for a thirteen-month term in consideration for WFC Management Corporation providing management and administration services. These services include the services of Mr. Hand and provide that he is not required to spend more than 15% of his business time on the Company's business. The Company and WFC Management Corporation have agreed to the termination of this management agreement as a condition of closing of the Purchase Agreement.

We do not have any employment or consultant agreement with Mr.
Keevil and we do not pay Mr. Keevil any amount for acting as a director of Commodore Minerals.



Dated:     September 28, 2001        By Order of the Board of Directors

                                     COMMODORE MINERALS, INC.

                                     /s/ Grayson Hand
                                     _______________________
                                     Grayson Hand, President
                                     President

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